Exhibit 99.1

February 19, 2026	Computershare 100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities
      New York Stock Exchange

Subject: DENISON MINES CORP.

Dear Sir/Madam:

        We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 24, 2026
Record Date for Voting (if applicable) :	March 24, 2026
Beneficial Ownership Determination Date :	March 24, 2026
Meeting Date :	May 12, 2026
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	248356107	CA2483561072
COMMON SHARES	248356792	CA2483567921

Sincerely,

Computershare
Agent for DENISON MINES CORP.